Consent of Independent Registered Public Accounting Firm
The Board of Directors
Carver Bancorp, Inc.:
We consent to the use of our report dated June 30, 2011, with respect to the consolidated statements of financial condition of Carver Bancorp Inc. as of March 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011, which report appears in the March 31, 2011 Annual Report on Form 10-K of Carver Bancorp, Inc., incorporated by reference in the Registration Statement on Form S-1, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP
New York, New York
September 28, 2011